UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 000-56154

Guardforce AI Co., Ltd.

(Translation of registrant’s name in English)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 11, 2021, Guardforce AI Co., Limited signed a purchase and sale agreement to acquire (the “Acquisition”) the consultancy firm, Logic Network Limited (“Logic Network”), through the acquisition of 51% of the outstanding shares of the parent company of Logic Network. The attached press release relates to the Acquisition. The Acquisition is scheduled to close on March 15, 2021 and is subject to standard pre-closing conditions.

Exhibit Index

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
99.1	Press Release issued February 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUARDFORCE AI CO., LTD.

February 11, 2021	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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